EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,					Three months ended March 31,
	2008	2009	2010	2011	2012	2013
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(6,894)	$111	$(8,120)	$(5,281)	$835	$3,310
Interest expense, net of amortization of premium/discount	25,229	24,585	22,179	18,318	14,390	4,054
Amortization of deferred financing fees	992	1,047	1,276	1,246	1,215	420
Distributed income of equity investees	277	393	388	549	277	37
Total earnings	$19,604	$26,136	$15,723	$14,832	$16,717	$7,821

Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$25,229	$24,585	$22,179	$18,318	$14,390	$4,054
Capitalized interest	453	554	13	911	3,884	1,349
Amortization of deferred fees	992	1,047	1,276	1,246	1,215	420
Total fixed charges	$26,674	$26,186	$23,468	$20,475	$19,489	$5,823

Consolidated ratio of earnings to fixed charges (1)	—	1.0	—	—	—	1.3

(1)	For the years ended December 31, 2008, 2010, 2011 and 2012 fixed charges exceeded earnings by $7,070, $7,745, $5,643 and $2,772 respectively.

(2)
As of March 31, 2013 and December 31, 2012, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.